EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO
THE CERTIFICATE OF INCORPORATION
OF
LYRIS, INC.

     Lyris, Inc. (“Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

     1. The name of the Corporation is Lyris, Inc. and the Corporation was originally incorporated under the name J. L. Halsey Corporation. The original Certificate of Incorporation was filed with the Delaware Secretary of State on January 14, 2002, and was amended pursuant to the Certificate of Amendment filed with the Delaware Secretary of State on February 1, 2002 (as amended, the “Certificate of Incorporation”).

     2. This Certificate of Amendment to the Certificate of Incorporation (“Certificate of Amendment”) was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

     3. Article FOURTH, clause (A) is hereby amended and restated in its entirety to read as follows:

“(A) The total number of shares of capital stock which the Corporation shall have authority to issue is 44,000,000 shares divided into (i) 40,000,000 shares of common stock, $0.01 par value per share (“Common Stock”) and (ii) 4,000,000 shares of preferred stock $0.01 par value per share (“Preferred Stock”).

     Effective at 5:00 P.M., Pacific Time, on March 12, 2012, (“Reverse Split Effective Time”), every fifteen (15) shares of Common Stock issued and outstanding immediately prior to such filing (“Outstanding Common Stock”) shall, without any action on the part of the holder thereof, be converted into, and deemed for all purposes to immediately represent, one (1) validly issued, fully paid and non-assessable share of Common Stock, subject to the treatment of fractional share interests described below (“Reverse Stock Split”). Each certificate representing shares of Outstanding Common Stock shall thereafter represent the number of shares of Common Stock resulting after the Reverse Stock Split is given effect.

     No certificates representing fractional shares of Common Stock will be issued, and, as of the Reverse Split Effective Time, stockholders otherwise entitled to receive fractions of shares of Common Stock (after aggregating all fractional shares held by such stockholder) shall have no further interest as stockholders with respect to such fractions of shares. The Corporation will pay in cash (without interest) the fair value of fractions of shares of Common Stock that would otherwise result from the Reverse Stock Split based upon the last trade price of the Common Stock on the OTC Bulletin Board on the date of the Reverse Split Effective Time (or, in the event the Common Stock is not traded at the Reverse Split Effective Time, such last trade price on the next preceding day on which the Common Stock is traded).”

     4. This Certificate of Amendment shall be effective as of the date on which it is accepted for filing by the Secretary of State of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Lyris, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this 28th day of February, 2012.

LYRIS, INC.

By:	/s/ Wolfgang Maasberg
Wolfgang Maasberg
Chief Executive Officer